Exhibit 99.1

Baozun Schedules 2022 Annual General Meeting of Shareholders

SHANGHAI, CHINA – May 27, 2022 – Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that it will hold its 2022 annual general meeting of shareholders on June 27, 2022, at 2:00 p.m., Singapore Time (or 2:00 a.m. on June 27, 2022, New York Time). The meeting will be held at 7 Temasek Boulevard, Level 32 Suntec Tower One, Singapore 038987.

Copies of the notice of 2022 annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, along with proxy statement, proxy form and voting card form are available on the Company’s investor relations website at http://ir.baozun.com.

Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), as of the close of business on Thursday, May 26, 2022, Hong Kong time, will be eligible to attend and vote at the 2022 annual general meeting of shareholders. Holders of record of the Company’s American Depositary Shares (the “ADSs”) as of the close of business on Thursday, May 26, 2022, New York Time, who wish to exercise their voting rights for the underlying Class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

The Company has filed its annual report for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission at www.sec.gov (for the annual report on Form 20-F) and with The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report) on April 29, 2022, New York Time. The annual report can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the website of the U.S. Securities and Exchange Commission at www.sec.gov (for the annual report on Form 20-F) and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com